August 2013 Pricing Sheet dated August 30, 2013 relating to Preliminary Terms No. 989 dated August 2, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Market-Linked Notes due August 31, 2018
Based on the Average Value on Quarterly Determination Dates of the S&P 500® Index
PRICING TERMS – AUGUST 30, 2013
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and issue price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$7,845,670
Pricing date:	August 30, 2013
Original issue date:	September 5, 2013 (3 business days after the pricing date)
Maturity date:	August 31, 2018
Interest:	None
Underlying index:	S&P 500® Index
Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal: $10 + supplemental redemption amount, if any. In no event will the payment at maturity be less than $10 per note.
Supplemental redemption amount:	(i) $10 times (ii) the average index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Maximum payment at maturity:	None
Average index percent change:	(average index value – initial index value) / initial index value
Initial index value:	1,632.97, which is the index closing value on the pricing date
Average index value:	The arithmetic average of the index closing values on the twenty specified determination dates over the term of the notes
Determination dates:
Quarterly, on the 28th day of each February, May, August and November, beginning on November 28, 2013.  The determination dates are subject to postponement for non-index business days and certain market disruption events.

CUSIP:	61762P443
ISIN:	US61762P4431
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.3694 per note. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer(3)
Per note	$10	$0.30	$9.70
Total	$7,845,670	$235,370.10	$7,610,299.90
(1)
The actual price to public and Agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 989 dated August 2, 2013
Product Supplement for Equity-Linked Notes dated August 17, 2012
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.